

Mail Stop 4561

February 28, 2017

Richard Chance
Chief Financial Officer
Modsys International Ltd.
6600 LBJ Freeway, Suite 210
Dallas, Texas 75240

      Re: Modsys International Ltd.
             Preliminary Proxy Statement on Schedule 14A
             Filed February 15, 2017
             File No. 333-06208

Dear Mr. Chance:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Maryse Mills-Apenteng

                                Maryse Mills-Apenteng
                                Special Counsel
                                Office of Information Technologies
                                and Services

cc: Alan Hambelton
        Cooley LLP